Exhibit 99.4

MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers' Association's
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated: December 20, 2017

Gener8 Hera LLC of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands,
MH96960 (Name of sellers), hereinafter called the "Sellers", have agreed to sell, and
Euronav nv of De Gerlachekaai 20, 2000 Antwerp, Belgium or its nominee ~~(Name of buyers)~~, hereinafter called the "Buyers", have agreed to buy:
Name of vessel: GENER8 HERA

IMO Number: 9723100

Classification Society: DNV-GL

Class Notation: +1A1 Tanker for oil BIS BWM(T) Clean COAT-PSPC(B) Crane CSR E0 ESP SPM TMON
VCS(2)
Year of Build: 2016	Builder/Yard: Daewoo Shipbuilding & Marine Engineering Co., Ltd.

Flag: Marshall Islands	Place of Registration: Majuro	GT/NT: 157,092/101,100

hereinafter called the "Vessel", on the following terms and conditions:

Definitions
"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8
(Documentation) and UK, Belgium, Luxembourg, Hong Kong, The Netherlands and Norway (add
additional jurisdictions as appropriate).
"Buyers' Nominated Flag State" means _______ (state flag state).

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

~~"Deposit" shall have the meaning given in~~ Clause 2 ~~(Deposit)~~

~~"Deposit Holder" means _________ (state name and location of Deposit Holder) or, if left blank, the~~
~~Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement.~~

"Effective Date" means the date the Merger Agreement is terminated.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.

"Merger Agreement" means that certain Agreement and Plan of Merger entered into on or about the date hereof pursuant to which Euronav NV will cause the Merger Sub (as defined in the Merger
Agreement) to merge with and into Gener8 Maritime, Inc. ("GNRT") (as the same may be supplemented or amended from time to time).

"Parties" means the Sellers and the Buyers.
"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).

"Sellers' Account" means to such bank account advised in writing by the Sellers (state details of bank account) at the Sellers' Bank.
"Sellers' Bank" means _______ ~~(state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.~~

1.	Purchase Price
The Purchase Price is USD 75,600,000 (United States Dollars Seventy Five Million Six Hundred Thousand) ~~(state currency and amount both in words and figures).~~
2.	~~Deposit~~ [INTENTIONALLY OMITTED]

~~As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of~~
~~__% (__ per cent) or, if left blank, __% (__ per cent), of the Purchase Price (the~~
~~"Deposit") in an interest bearing account for the Parties with the Deposit Holder within three (3)~~
~~Banking Days after the date that:~~

~~(i)~~	 ~~this Agreement has been signed by the Parties and exchanged in original or by~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~e-mail or telefax; and~~

~~(ii)~~	~~the Deposit Holder has confirmed in writing to the Parties that the account has been opened.~~

~~The Deposit shall be released in accordance with joint written instructions of the Parties.~~
~~Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the~~
~~Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder~~
~~all necessary documentation to open and maintain the account without delay.~~

3.	Payment
On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

~~(i)~~	~~the Deposit shall be released to the Sellers; and~~

(ii)
the ~~balance of the~~ Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the
Sellers' Account; provided, however, part of the Purchase Price may be satisfied by setting off up to 1/3rd of any Company Termination Fee (as defined in the Merger
Agreement) due to Euronav NV from GNRT against the Purchase Price. Procedure of payment of the Purchase Price and any moneys under the MOA to be always subject to the mutual agreement of the Sellers and Buyers and their respective Banks.

4.	Inspection

(a)* The Buyers have inspected and accepted the Vessel's classification records. ~~The Buyers~~
~~have also inspected the Vessel at/in~~ _________ ~~(state place) on~~ _________ ~~(state date)~~ and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~(b)* The Buyers shall have the right to inspect the Vessel's classification records and declare~~
~~whether same are accepted or not within~~ _________ ~~(state date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in~~ _________ ~~(state place/range) within~~
_________ ~~(state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the~~
~~Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's dock and engine log books shall be made available for~~
~~examination by the Buyers.~~

~~The Sale shall become outright and definite, subject only to the terms and conditions of this~~
~~Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from~~
~~the Buyers within seventy two (72) hours after completion of such inspection or after the~~
~~date/last day of the period stated in~~ Line 59~~, whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of~~
~~the Vessel's classification records and/or of the Vessel not be received by the Sellers as~~
~~aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the~~
~~Buyers, whereafter this Agreement shall be null and void.~~

 *4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.

5.	Time and place of delivery and notices
(a) The Vessel shall be delivered and taken over safely afloat after discharge of cargo at a safe and accessible berth or
anchorage at/in a location ~~(state place/range)~~ in the Sellers' option not before 60 days after the
Effective Date.
Notice of Readiness shall not be tendered before: ___________ (date)

Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): 120 days after the Effective Date

(b) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with thirty (30), twenty (20), fifteen (15), ten (10), five (5) and three (3) days' notice of the date the
Sellers intend to tender Notice of Readiness and Two (2) and One (1) days definite notice of the date
Sellers intend to tender Notice of Readiness~~and of the intended place of delivery~~.
When the Vessel is at the place of delivery and physically ready for delivery in accordance with

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c)  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the
Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3)
Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date.
If the Buyers have not declared their option within ~~three (3)~~seven (7) Banking Days of receipt of the
Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers'
notification shall be deemed to be the new Cancelling Date and shall be substituted for the
Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers'
 Default) for the Vessel not being ready by the original Cancelling Date.

(e) Should the Vessel become an actual, constructive or compromised total loss before delivery
~~the Deposit together with interest earned, if any, shall be released immediately to the Buyers~~
~~whereafter~~ this Agreement shall be null and void.

6.	Divers Inspection / Drydocking
       (a)*
(i)
The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the
Vessel. Such option shall be declared latest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this
Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative(s) shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the
Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)
If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then (1) unless repairs can be carried out afloat to the satisfaction of the classification society, the
Sellers shall arrange for the vessel to be drydocked at their expense for inspection by the classification society of the vessel's under water parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules (2)
such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification society without condition/recommendation** and (3) the
Sellers shall pay for the underwater inspection and the Classification Society's attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2)
Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Readiness prior to such estimate having been established.

~~(iii)~~
If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the
Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.

~~(b) * The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the~~
~~Classification Society of the Vessel's underwater parts below the deepest load line, the extent~~
~~of the inspection being in accordance with the Classification Society's rules. If the rudder,~~
~~propeller, bottom or other underwater parts below the deepest load line are found broken,~~
~~damaged or defective so as to affect the Vessel's class, such defects shall be made good at the~~
~~Sellers' cost and expense to the satisfaction of the Classification Society without~~
~~condition/recommendation**. In such event the Sellers are also to pay for the costs and~~
~~expenses in connection with putting the Vessel in and taking her out of drydock, including the~~
~~drydock dues and the Classification Society's fees. The Sellers shall also pay for these costs~~
~~and expenses if parts of the tailshalf system are condemned or found defective or broken so as~~
~~to affect the Vessel's class. In all other cases, the Buyers shall pay the aforesaid costs and~~
~~expenses, dues and fees.~~

(c) If the Vessel is drydocked pursuant to Clause 6 (a)(ii) ~~or~~ 6 (b) above:

(i)
The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any part of the tailshaft system be condemned or found defective so as to affect the Vessel's class, these parts shall be renewed or made good at the sellers' cost and expense to the satisfaction of
 Classification Society without condition/recommendation**.

(ii)
The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the
 Vessel's class, in which case the Sellers shall pay these costs and expenses.

(iii)	The Buyers' representative(s) shall have the right to be present in the drydock, as observe(s) only without interfering with the work or decisions of the Classification Society surveyor.

(iv)
The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Seller's or the
Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the
Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work required such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.

~~* 6(a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions,~~
~~alternative 6 (a) shall apply.~~

**Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification
 Society without condition/recommendation are not to be taken into account.

7.
Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

used or unused, whether on board or not shall become the Buyers' property~~, but~~ and spares on order are ~~excluded~~included; provided these belong to the Vessel alone and not to any common stock that the Sellers keep on a fleet basis. Forwarding charges, if any, shall be for the Buyers'
account. The Sellers
are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment. Radio installation and navigation equipment shall be included in the sale without extra payment if they are the property of the Sellers.

Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items: ______ (include list)
Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation: __________ (include list)

Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in dedicated storage tanks (i.e. not to be blended with other systems oils/greases) and unopened drums and pay either:
(a) *the actual supplied net price inclusive of all Sellers rebates and discounts (excluding barging expenses) as evidenced by invoices or vouchers; ~~or~~
~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery~~
~~of the Vessel or, if unavailable, at the nearest bunkering port,~~

for the quantities taken over.

Quantities of bunkers, lubricating and hydraulic oils and greases on board are to be verified by a joint survey between the Sellers' and Buyers' representatives on board prior to delivery.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or ~~4(b)~~
(Inspection), if applicable. If the Vessel is taken over without inspection, the date of this
 Agreement shall be the relevant date.

~~*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions~~
~~alternative (a) shall apply.~~

8.
Documentation

The place of closing: in the Buyers option either at the premises of the Buyers head office
In Antwerp, Belgium or at the Buyers ship management office in Piraeus, Greece, or in London
(a) In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the following delivery documents:

(i)
Four (4) Legal Bill(s) of Sale in a British form 10A recordable in the Buyers' Nominated Flag
 State,

transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised ~~or~~by apostille~~d~~, as required by the Buyers' Nominated Flag State;

(ii)
Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement; original corporate and shareholder resolutions of the Sellers to be delivered to the Buyers notarized and legalized by apostille.

(iii)
Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised
~~or~~by apostille~~d (as appropriate)~~;

(iv)
Certified by a Director or Officer of the Sellers true and complete copies of the Certificate and Articles of Incorporation and of the By-Laws or comparable governance documents, if any, of the Sellers together with any amendments thereto duly notarially attested and legalized by apostille.

 This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

(v)
Certificate issued by the Corporate Registry of the Sellers place of incorporation confirming that the Sellers are duly registered, in legal existence and listing names of the
 Sellers' registered officers/directors. This document shall be dated not earlier than seven (7)
Banking Days prior to the delivery date.

(vi)
Certificate or Transcript of Registry issued by the competent authorities of the Sellers flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the
Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority or the Sellers to the closing meeting upon proper discharge of any Seller's mortgages and encumbrances existing on the Vessel prior to delivery with the original to be sent to the Buyers as soon as
 possible after delivery of the Vessel;

(vii)
Declaration of Class or (depending on the Classification Society) a Class Maintenance
Certificate issued within three (3) Banking Days prior to delivery confirming that the
 Vessel is in Class free of condition/recommendation;

(viii)
Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;

(ix)
A copy of the Vessel's Continuous Synopsis Record certifying the date on which the
Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed From 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry; all original
CSRs to be handed over on board the Vessel at the time of Delivery;

(x)	Commercial Invoice for the Vessel;

(xi)	Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;

(xii)	A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communication contract which is to be sent immediately after delivery of the Vessel;

(xiii)
Any additional documents as may reasonably be required by the Buyers and the competent authorities of
the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the
Buyers notify the Sellers of any such documents as soon as possible and within reasonable time after the date of
this Agreement; and

(xiv)	The Sellers' letter of confirmation and undertaking that to the best of their knowledge:~~, the Vessel is not black listed by any nation or international organisation.~~
1. the Vessel is not black listed by any nation, international organisation, terminal, port, union, including without limitation the Arab Boycott League and the ITF, that she has not traded with
Israel and that there is no pending, criminal or otherwise, investigation by any authority for any violation including MARPOL and oil pollution against the Vessel;
2. the Sellers are at the time of delivery, and have at all times prior to delivery, been in compliance with any and all sanctions, prohibitions, and/or restrictions imposed on any specified persons, entities, or other bodies including the designation of specified vessels or fleets under United Nations Resolutions or trade or economic sanctions, laws or regulations of the European Union or the United States, including but not limited to, those U.S. Sanctions against Iran as administered by the U.S. Treasury Departments Office of Foreign Assets Control
(OFAC), the Sanctions enacted under the Iran Freedom and Counter-Proliferation Act of 2012 codified at 22 USC 8801 note, as may be amended, supplemented or replaced, all other sanctions administered by OFAC;
3. the Sellers are not at the date of delivery, nor have they at any time prior to delivery, been listed on OFACs Specially Designated Nationals (SDN) List or otherwise identified as a sanctioned persion, and are not subject to any of the sanctions, prohibitions, or restrictions referred to in above; and
4. the Sellers have not engaged in any transaction, commercial or otherwise, with any specified

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

or designated persons, entities, or other bodies subject to or identified under any sanctions, prohibitions and/or restrictions under United Nations Resolutions or trade or economic sanctions, laws or regulations of the European Union or the United States or any nation or organization; and
5. the Vessel has not grounded or touched bottom or suffered any underwater damage since the time of inspection.

(b) At the time delivery the Buyers shall provide the Sellers with:

(i)
Certificate of Directors Resolutions issued by the Buyers Executive Committee members
~~E~~evidencing~~e~~ that all necessary corporate~~, shareholder and other~~ action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and

(ii)
Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).

(iii)
The Buyers' Certificate of Incorporation and Good Standing confirming the good standing of the Buyers and providing information on the current Directors and Executive
Committee Members of the Buyers together with copy of Buyers' Articles of Association attached to it, issued within one (1) month prior to the delivery, duly notarized attested and legalized by apostille (as appropriate).

(c) If any of the documents listed in Sub clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than ten (10) (state number of days), ~~or if left blank, nine (9)~~ days prior to the
Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to
Clause 5(b) of this Agreement.

(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.

(f) Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers have the right to take copies of same.

(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

9.
Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the
Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase and registration in the Buyers'
Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.	Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national, international, trading and statutory certificates, as well as all other
certificates the Vessel had at the time of inspection, valid and unextended for a period of six (6)
months without

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

condition/recommendation* by the Classification Society or the relevant authorities at the time of delivery. The Sellers shall notify the Buyers of any matters to their knowledge prior to delivery which upon being reported to the Classification Society would lead to the withdrawal of the
Vessels Class or to the imposition of a recommendation relating to her Class.
"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or
4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this
 Agreement shall be the relevant date.

*Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.	Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.	Buyers' default

~~Should the Deposit not be lodged in accordance with~~ Clause 2 ~~(Deposit), the Sellers have the~~
~~right to cancel this Agreement, and they shall be entitled to claim compensation for their losses~~
~~and for all expenses incurred together with interest.~~

Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement~~, in which case the Deposit together with interest~~
~~earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the~~
~~Sellers shall be entitled to claim further compensation for their losses and for all expenses~~
~~incurred together with interest.~~

14.	Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the
Buyers shall retain their option to cancel. ~~In the event that the Buyers elect to cancel this~~
~~Agreement, the Deposit together with interest earned, if any, shall be released to them~~
~~immediately.~~

Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.	Buyers' representatives
After this Agreement has been signed by the Parties ~~and the Deposit has been lodged~~, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The
Buyers and the Buyers' representatives shall sign the Sellers' P&L Club's standard letter of indemnity prior to their embarkation. Sellers and Buyers shall mutually and in good faith decide when and where the Buyers can place their representatives at the first opportunity and at a convenient port of embarkation on board the Vessel without disrupting the safety, operation and operation of the Vessel. Buyers' representatives to be allowed to use the Vessel's communication equipment.

16.	Law and Arbitration

(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in
London in accordance with the Arbitration Act 1996 or any statutory modification or re-
 enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in the English language and in accordance with the London
Maritime Arbitrators
Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the~~
~~United States Code and the substantive law (not including the choice of law rules) of the State~~
~~of New York and any dispute arising out of or in connection with this Agreement shall be~~
~~referred to three (3) persons at New York, one to be appointed by each of the parties hereto,~~
~~and the third by the two so chosen; their decision or that of any two of them shall be final, and~~
~~for the purposes of enforcing any award, judgement may be entered on an award by any court of~~
~~competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the~~
~~Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the~~
~~arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the~~
~~Society of Maritime Arbitrators, Inc.~~

~~(c) This Agreement shall be governed by and construed in accordance with the laws of~~ _______
~~(state place) and any dispute arising out of or in connection with this Agreement shall be~~
~~referred to arbitration at~~ ___________~~(state place), subject to the procedures applicable there.~~

~~*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable, In the absence of deletions, alternative 16(a) shall apply.~~

17.	Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers:	EURONAV NV De Gerlachekaai 20, 2000 Antwerp, Belgium Telephone: +32 3 247 44 11 Fax: +32 3 247 44 09 PIC: Alexander Staring – COO E-mail: management@euronav.com Normal working hours: 09.00 18.00 CET

For the Sellers:	c/o GENER8 MARITIME INC. 299 Park Avenue, 2nd Floor New York, NY 10171 Telephone: 212-763-5600 Fax: PIC: Sean Bradley Email: sbradley@gener8mgmt.com

18.	Entire Agreement

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

19. Confidentiality

Each Party undertakes that it shall not at any time during this Agreement, disclose the commercial terms of this Agreement or any information which should reasonably be considered to be private or confidential concerning the business (including, without limitation, any customer

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

or suppliers of the other Party to any person which is not (i) an employee, (ii) professional advisor, (iii) representative or (iv) director or officer of such Party and any agents or affiliates of such Party (on a need to know basis) (v) potential financing parties (and then only on a need to know basis) or except as may be required by law, court order or any governmental or regulatory authority.
The Buyers shall make any public announcement, communication or circular (announcement) or press release concerning this Agreement as required by law or any governmental or regulatory authority including, without limitation, any relevant securities stock exchange.

20. Effectiveness of this MOA.  This MOA shall be null and void and no longer effective if (a) the
Transactions (as defined in the Merger Agreement) close prior to June 30, 2018 or such later date as mutually agreed; or (b) the Buyers shall breach the provisions of the Merger Agreement resulting in its termination and the Sellers determine that they do not wish to sell the Vessel, in the Sellers' sole discretion.

For and on behalf of the Sellers	For and on behalf of the Buyers

Name: George Fikanis	Name: H. De Stoop

Title: VP	Title: CFO

/s/ George Fikanis	/s/ H. De Stoop

Sean Bradley	Egied Verbeeck

Commercial Director	General Counsel

/s/ Sean Bradley	/s/ Egied Verbeeck

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.